# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DELCATH SYSTEMS, INC., CIK 0000872912
CUSIP: 24661P807
Title of class of securities: DELCATH SYSTEMS, INC.
Address of issuer's principal executive offices: 566 QUEENSBURY AVENUE, 566 QUEENSBURY AVENUE, QUEENSBURY, Ontario Canada (A6), 12804
Date of event which requires filing of this statement: 05/05/2025
Amends the filing with accession number 0001019056-20-000228
Filed by CIK 0001622627
Persons authorized to receive notices and communications: Steven Salamon, 15 Wellesley Street West, Suite 326, Toronto, Ontario Canada (A6), M5Y 0G7, 4167910300

## Reporting persons
- Rosalind Advisors, Inc. (CIK 0001622627): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 6,674,993; sole dispositive power 0; shared dispositive power 6,674,993; aggregate amount beneficially owned 6,674,993 (9.9% of the class)
  Comment: As more fully described in Item 5, the shares of Preferred Stock and Warrants are subject to a 9.99% blocker, and the percentage set forth in row (13) gives effect to such blockers. The securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full conversion and exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (8), (10) and (11).
- SALAMON STEVEN A J (CIK 0001623082): type of reporting person: individual (IN); citizenship or place of organization: Ontario Canada (A6); source of funds: other (OO); sole voting power 162,379; shared voting power 6,401,550; sole dispositive power 162,379; shared dispositive power 6,401,550; 9.9% of the class
- Aharon Gil (CIK 0001811824): type of reporting person: individual (IN); citizenship or place of organization: Ontario Canada (A6); source of funds: other (OO); sole voting power 111,064; shared voting power 6,401,550; sole dispositive power 111,064; shared dispositive power 6,401,550; 9.9% of the class
- Rosalind Master Fund L.P. (CIK 0001579206): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 2,871,335; sole dispositive power 0; shared dispositive power 2,871,335; aggregate amount beneficially owned 2,871,335 (4.5% of the class); the aggregate amount excludes certain shares
- Rosalind Opportunities Fund I L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 3,530,215; sole dispositive power 0; shared dispositive power 3,530,215; aggregate amount beneficially owned 3,530,215 (5% of the class)

## Item 1. Security and Issuer
Title of class of securities: DELCATH SYSTEMS, INC.
Name of issuer: DELCATH SYSTEMS, INC.
Address of issuer's principal executive offices: 566 QUEENSBURY AVENUE, 566 QUEENSBURY AVENUE, QUEENSBURY, Ontario Canada (A6), 12804

## Item 2. Identity and Background
Name of person filing:
(a) This statement is filed by:

(i) Rosalind Advisors, Inc. ( Advisor to ROFI & RMF)
(ii) Rosalind Master Fund L.P. ( RMF )
(iii) Rosalind Opportunities Fund I LP ( ROFI )
(iv) Steven Salamon ( President and portfolio manager of the Advisor)
(v) Gil Aharon ( Secretary and portfolio manager of the Advisor)

Each of the foregoing is referred to as a Reporting Person and collectively as the Reporting Persons. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 7. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address:
Address of the Principal Office or, if none, residence
Rosalind Advisors, Inc. and Rosalind Opportunities Fund I L.P.
15 Wellesley Street West
Suite 326,
Toronto, Ontario
M4Y 0G7 Canada

Rosalind Master Fund L.P.
P.O. Box 309
Ugland House, Grand Cayman
KY1-1104, Cayman Islands

Steven Salamon
15 Wellesley Street West
Suite 326,
Toronto, Ontario
M4Y 0G7 Canada

Gil Aharon
15 Wellesley Street West
Suite 326,
Toronto, Ontario
M4Y 0G7 Canada
Present principal occupation or employment: The principal business of Rosalind Advisors, Inc. is to operate as an investment advisory firm and to make public equity investments. The principal occupation of Mr. Salamon is serving as the Portfolio Manager and President of Rosalind Advisors, Inc., which advises ROFI & RMF.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Salamon and Mr. Aharon are citizens of Canada, resident in Ontario

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: NA

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:
On May 6, 2020, pursuant to the terms of the Board Appointment Agreement, the Board of Directors of the Issuer (the Board) increased the number of directors constituting the Board to eight members and elected Steven Salamon and Gilad Aharon as independent directors of the Issuer to fill the vacancies created by the increase in the number of directors. Mr. Salamon was elected to serve as a Class III director with a term scheduled to expire at the 2024 Annual Meeting of Stockholders and Dr. Aharon was elected to serve as a Class I director with a term scheduled to expire at the 2025 Annual Meeting of Stockholders.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Amount beneficially owned:
The information as of the date of the event which requires filing of this statement required by Items 5(a) to (c) is set forth in Rows 7 to 13 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 13 of the cover page for each Reporting Person is based on 34,826,183 shares of Common Stock issued and outstanding as of May 6th, 2025, per communication with the Company, subject to the Blockers (as defined below).
Pursuant to the terms of (i) the certificate of designations containing the terms of the Reported Preferred Stock, the Reporting Persons cannot convert the Reported Preferred Stock to the extent the Reporting Persons would beneficially own, after any such conversion, more than 9.99 percent of the outstanding shares of Common Stock (the Preferred Stock Blockers) and (ii) the Reported Warrants, the Reporting Persons cannot exercise the Reported Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 4.99 percent of the outstanding shares of Common Stock (the Warrant Blockers and collectively with the Preferred Stock Blockers, the Blockers), and the percentage set forth in Row 11 of the cover page for each Reporting Person gives effect to the Blockers. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise all of the Reported Preferred Stock or any of the Reported Warrants due to the Blockers.
Rosalind Advisors, Inc. is the investment advisor to ROFI and RMF and may be deemed to be the beneficial owner of shares held by ROFI and RMF. Steven Salamon is the portfolio manager of the Advisor and may be deemed to be the beneficial owner of shares of Preferred Stock held, and underlying the Reported Warrants (subject to the Warrant Blockers) held by, RMF. Notwithstanding the foregoing, the Advisor and Mr. Salamon disclaim beneficial ownership of any such shares.
Number of shares as to which each person has sole or shared power to vote or dispose: NA
Transactions in the class effected during the past sixty days: NA
Other persons with the right to receive dividends or sale proceeds: NA
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: NA

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: NA

## Signatures
- Rosalind Advisors, Inc.: Steven Salamon, President (05/12/2025)
- SALAMON STEVEN A J: Steven Salamon, Steven Salamon (05/12/2025)
- Aharon Gil: Gil Aharon, Gil Aharon (05/12/2025)
- Rosalind Master Fund L.P.: Mike McDonald, Director, Rosalind (Cayman) Ltd. (as General Partner to Rosalind Master Fund) (05/12/2025)
- Rosalind Opportunities Fund I L.P.: Stevene Salamon, Director, Rosalind Opportunities Fund I GP. Inc. (as General Partners to Rosalind Opportunities Fund I) (05/12/2025)